Mail Stop 3561

January 15, 2008

Robert G. Partlow
President
SunTrust Mortgage Securitization, LLC
901 Semmes Avenue
Richmond, VA 23224

> **Re: SunTrust Mortgage Securitization, LLC**
> **Registration Statement on Form S-3**
> **Filed December 21, 2007**
> **File No. 333-148262**

Dear Mr. Partlow:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer

to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. Accordingly, please also remove the fifth bullet on page 28 of the base prospectus, indicating that the trust assets may include "such other types of mortgage loans as are described in the accompanying prospectus supplement."

5. Please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exemption in section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not exempted under section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

6. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Instruction I.B.5 to Form S-3.

Base Prospectus

Mortgage Loans, page 2

7. Please confirm, if true, that pledged asset loans in a pool would not affect any REMIC status of the pool. Also, tell us how the marketable securities portion of a pledged asset loan would work. If applicable, please revise Annex II of the prospectus supplement to include a proposed tabular disclosure of the specific attributes of the pledged asset loans in the event that such loans comprise a material portion of an asset pool.

Yield Considerations, page 24

8. We note the disclosure that for variable or adjustable security interest rates, that the method of determining the interest rate will be described in the supplement. Please confirm that any interest rate will be based on a n index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Private Mortgage-Backed Securities, page 29

9. Please confirm that your purchase of unregistered private mortgage-backed securities will comply with each of the requirements of Rule 190(a). Your response should separately address each individual requirement of Rule 190(a).

Cash Flow Agreements, page 34

10. Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets of the asset pool.

Credit Enhancement, page 34

11. Please revise the first paragraph so that it lists the possible types of credit enhancement you might use.

Federal Income Tax Considerations, page 65

12. If you intend to use a short form tax opinion, please revise to clarify that the discussion is the opinion of Hunton & Williams LLP. We also believe it is inappropriate to provide a tax opinion and also tell investors that they "should" consult their own tax advisor.

Additional Information, page 114

13. Please update to reflect the SEC's correct address: 100 F Street, NE, Washington, D.C. 20549.

Prospectus Supplement - Certificates

General

14. Please confirm that revisions made in response to the comments in this section are also made in the prospectus supplement for notes, if appropriate.

15. Consistent with your disclosure on page 34 of the base prospectus, please provide a bracketed placeholder in the prospectus supplement to show that you will provide the disclosure required by Item 1115, if applicable.

The Mortgage Loans, page S-3

16. The disclosure indicates that an issuing entity may substitute mortgage loans in the event of breaches of representations and warranties. To the extent that the issuing entity is relying on Rule 3a-7 under the 1940 Act, please confirm that any such substitution would be consistent with Rule 3a-7(a)(3).

Credit Enhancement, page S-6

17. We note from page 34 of your base prospectus that you may rely on third party credit enhancers. Please provide a bracketed placeholder showing that you will identify any credit enhancement or support providers. Refer to Item 1103(a)(3)(ix) of Regulation AB. Additionally, please provide a bracketed placeholder in the summary section of the prospectus supplement indicating that you will provide all of the information required by Item 1114, if applicable.

Pre-Funding and Conveyance of Subsequent Mortgage Loans, page S-23

18. Please disclose here, or in another appropriate place in the prospectus supplement or base prospectus, the underwriting criteria for additional pool assets to be acquired during the pre-funding period, including a description of any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

Underwriting Guidelines, page S-25

19. We note from your disclosure here and on page 41 of the base prospectus that it is possible for other mortgage lenders to originate mortgage loans that are in your

pool assets. Please include bracketed disclosure here on in another section of the prospectus supplement to show that all originators that have originated 10% or more of the pool assets will be identified. Refer to Item 1110(a) of Regulation AB.

Use of Proceeds, page S-52

20. We note your reference to "net proceeds." Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

Annexes

21. We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus supplement.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (804) 344-7999
        Kevin J. Buckley, Esq.
        Hunton & Williams LLP